UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 28, 2022

Regional Health Properties, Inc.

(Exact Name of Registrant as Specified in Charter)

Georgia	001-33135	81-5166048
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

454 Satellite Boulevard, NW

Suite 100

Suwanee, Georgia 30024

(Address of Principal Executive Offices, and Zip Code)

(678) 869-5116

(Registrant’s telephone number, including area code)

Not applicable.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	RHE	NYSE American
10.875% Series A Cumulative Redeemable Preferred Stock, no par value	RHE-PA	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02Results of Operations and Financial Condition.

On February 28, 2022, Regional Health Properties, Inc. (the “Company” or “RHE”) reported its results of operations for the three and twelve months ended December 31, 2021.  A copy of the press release dated February 28, 2022, is attached hereto as Exhibit 99.1.

The information provided pursuant to this Item 2.02 of this Current Report, including Exhibit 99.1, is “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, and shall not be incorporated by reference in any filing made by the Company under the Exchange Act or the Securities Act of 1933, as amended, except to the extent expressly set forth by specific reference in any such filings.

Important Cautions Regarding Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “expects,” “intends,” “believes,” “anticipates,” “plans,” “likely,” “will,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Statements in this Current Report on Form 8-K regarding the terms and timing of the Exchange Offer are forward-looking statements.

Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those projected or contemplated by our forward-looking statements due to various factors, including, among others: our dependence on the operating success of our operators; the significant amount of, and our ability to service, our indebtedness; covenants in our debt agreements that may restrict our ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms; the availability and cost of capital; our ability to raise capital through equity and debt financings or through the sale of assets; the effect of increasing healthcare regulation and enforcement on our operators and the dependence of our operators on reimbursement from governmental and other third-party payors; the relatively illiquid nature of real estate investments; the impact of litigation and rising insurance costs on the business of our operators; the impact on us of litigation relating to our prior operation of our healthcare properties; the effect of our operators declaring bankruptcy, becoming insolvent or failing to pay rent as due; the ability of any of our operators in bankruptcy to reject unexpired lease obligations and to impede our ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations; our ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; the impact of COVID-19 on our business and the business of our operators, including without limitation, the extent and duration of the COVID-19 pandemic, increased costs experienced by our operators in connection therewith, and the extent to which government support may be available to our operators to offset such costs and the conditions related thereto; and other factors discussed from time to time in our news releases, public statements and documents filed by us with the Securities and Exchange Commission (the “SEC”) from time to time, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Current Report on Form 8-K, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Exchange Offer and Where to Find It

In connection with the proposed transaction, RHE filed with the SEC a registration statement on Form S-4 on June 1, 2021 (as amended on July 2, 2021, February 11, 2022 and February 22, 2022) that includes a proxy statement and that also constitutes a prospectus. The registration statement was declared effective by the SEC on February 25, 2022 at 9:00 a.m., Eastern Time. RHE filed the definitive proxy statement/prospectus in connection with the proposed transaction with the SEC. RHE commenced mailing the definitive proxy statement/prospectus to shareholders on or about February 28, 2022. RHE also filed with the SEC a joint statement on Schedule TO/13E-3 (the “Schedule TO/13E-3”) for the proposed transaction. RHE intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO/13E-3, THE

DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RHE AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, the Schedule TO/13E-3 and the definitive proxy statement/prospectus, and all other documents containing important information about RHE and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus, through the website maintained by the SEC at www.sec.gov.  The proxy statement/prospectus included in the registration statement and additional copies of the proxy statement/prospectus will be available for free from RHE.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2021 Annual Meeting of Shareholders, which was filed with the SEC on October 22, 2021, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 22, 2022. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.

Item 9.01Financial Statements and Exhibits.

(d)Exhibits.

99.1Press Release dated February 28, 2022.

104Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 28, 2022	REGIONAL HEALTH PROPERTIES, INC.

/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

Exhibit 99.1

Regional Health Properties Reports Fourth Quarter 2021 and Full-Year Financial Results

ATLANTA, GA, February 28, 2022 — Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHE-PA), a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term care, and operation of such real estate when required, reported results for the year ended December 31, 2021.

Business Update

•	Commenced Exchange Offer for Series A Preferred Shares to streamline capital structure

•	Collected 94.1% of fourth-quarter 2021 contractual cash rent

Brent Morrison, Regional Health Properties’ Chief Executive Officer and President commented, “Earlier today we announced the commencement of an exchange offer for our Series A Preferred Shares as part of our ongoing efforts to streamline our capital structure and position the company for future success. With the support of our shareholders, Regional stands to be well-positioned to weather industry challenges brought on by the COVID pandemic. Occupancy rates were relatively flat in the fourth quarter as a result of the Omicron variant and healthcare staffing shortages. Rent coverage metrics were weighed down by increased use of agency staffing in the facilities by our operators, which was necessitated by pandemic-related headwinds. We remain optimistic these industry pressures will abate in the coming months.”

Management periodically monitors several facility performance metrics, including rent coverages both before and after management fees. In the fourth quarter of 2021, the Company’s portfolio rent coverage before management fees was 1.69 x and rent coverage after management fees was 1.20 x. Occupancy and skilled mix for the Company’s portfolio was 65.1% and 27.6% for the fourth quarter of 2021, respectively. These data exclude the impact of three managed facilities located in Ohio.

Rent Collections and Operational Changes

As of the quarter ended December 31, 2021, we collected 94.1% of contractual cash due for the fourth quarter of 2021.

The operators of the Company’s facilities provide a range of healthcare services to their patients and residents, including skilled nursing and assisted living services, social services, various therapy services, and other rehabilitative and healthcare services for both long-term and short-stay patients and residents. Effective January 1, 2021, due to an agreement to terminate the subleases for two skilled nursing facilities in the fourth quarter of 2020 (the “Wellington Transition”), the Company commenced operation of one previously subleased facility as a portfolio stabilization measure and subleased the other facility, with a variable performance-based rent component to a new operator. Additionally, absent from securing a new tenant for another currently subleased 161-bed assisted living facility, due to the current tenant losing their license (the “Meadowood Involuntary Lease Termination”) on or around April 1, 2022, the Company has plans underway to operate the facility starting on April 1, 2022.

Accordingly, as of January 1, 2021, the Company has two primary reporting segments: (i) real estate services, which consists of the leasing and subleasing of long-term care and senior living facilities to third-party tenants, including the Company’s management of three facilities on behalf of third-party owners (“Real Estate Services”); and (ii) healthcare services, which as of the date of this Press Release consists of the operation of a skilled nursing facility (“Healthcare Services”).

Summary of Financial Results for the Three and 12 Months Ended December 31, 2021

Total Patient care revenues for our new Healthcare Services segment in the fourth quarter of 2021 was $2.0 million. Total Patient care revenues for the 12 months ended December 31, 2021, was $9.5 million. Patient care revenues for our new healthcare services are from the operations of a 134-bed skilled nursing facility, the “Tara Facility”, which the Company commenced operating on January 1, 2021, as a part of the Wellington Transition.

Patient care expense of $2.3 million and $9.2 million for the three months and twelve months ended December 31, 2021, respectively relates to the costs of operating the Tara Facility.

Total rental revenues on our Real Estate segment, in the fourth quarter of 2021 increased 20.0% to $4.1 million, from $3.4 million in the fourth quarter of 2020. Total rental revenues for the 12 months ended December 31, 2021, decreased by 1.4% to $16.1 million, from $16.3 million for the twelve months ended December 31, 2020. The decrease is primarily a result of the Wellington Transition, partially offset by variable and straight-line rent for the facility subsequently subleased to the new operator.

Depreciation and amortization slightly decreased in the fourth quarter of 2021 compared to the fourth quarter of 2020. Depreciation and amortization decreased by approximately $0.3 million or 10.5%, to $2.6 million for the year ended December 31, 2021, compared with $2.9 million for the year ended December 31, 2020. The decrease is primarily due to the reduction in depreciation from fully depreciated equipment and computer-related assets in the current year.

General and administrative costs decreased 8.5%, to $951,000 for the fourth quarter of 2021, compared with $1,039,000 for the same period in 2020. The decrease for the fourth quarter is primarily related to $105,000 in management consulting services incurred for the Tara Facility and $179,000 of employee stock-based compensation incurred in the fourth quarter of 2021, offset by $372,000 lower contract services, legal, public reporting, and other expenses.  General and administrative costs increased 15.7%, to $3.9 million for the twelve months ended December 2021, compared with $3.4 million for the same period in 2020. The increase is driven by approximately $0.5 million incurred in relation to the management fees paid to provide management consulting services for the Tara Facility and an increase of approximately $0.4 million compared with the prior period, is due to $481,000 of non-cash stock compensation for the issuance of employee restricted share awards in the current period offset by lower contract services, legal, and public reporting expenses.

Provision for doubtful accounts expense decreased by $0.1 million, or 34.2% in the fourth quarter of 2021 compared to the fourth quarter of 2020. Provision for doubtful accounts expense decreased by approximately $0.6 million, to approximately $0.3 million, for the twelve months ended December 31, 2021, compared with $0.9 million for the year ended December 31, 2020. The current period expense is due to a $0.3 million provision for doubtful accounts in our Healthcare Services segment and approximately $0.2 million related to the Meadowood Involuntary Lease Termination offset by approximately $0.2 million of Wellington rent receivable cash collections in excess of our prior year provision for non-payment of rent in our Real Estate Services segment. The prior period expense is related to approximately $1.4 million provision of outstanding rent arrears and other adjustments arising from one operator (Wellington) offset by approximately $0.5 million of rent collection from the prior year’s agreed operator payment plans.

Interest expense decreased slightly by $39,000, or 5.7%, to $647,000 for the fourth quarter of 2021 compared with $686,000 for the same period in 2020. Interest expense decreased by $0.1 million, or 3.9%, to $2.7 million for the twelve months ended December 31, 2021, compared with $2.8 million for the same period in 2020. The current period decreases are due to the repayment of our City of Springfield, Ohio First Mortgage Revenue Series 2012 B Bonds on May 3, 2021, and the effect of routine debt service amortization.

Gain on extinguishment of debt of $146,000 for the twelve months ended December 31, 2021, is due to the Paycheck Protection Program Loan debt forgiveness of $229,000 partially offset by $83,000 of deferred financing fees from the extinguishment of $5.1 million variable interest rate debt.

In early 2020, the Company began on-going efforts to investigate alternatives to retire or refinance our outstanding Series A Preferred Stock through privately negotiated transactions, open market repurchases, redemptions, exchange offers, tender offers, or otherwise. Costs associated with these efforts have been expensed as incurred in Other expense, net. Other expense, net which also includes other miscellaneous items, was approximately $353,000 and $982,000 for the three and twelve months ended December 31, 2021, respectively.

Gain from discontinued operations, net of tax, for the fourth quarter of 2021, was $52,000 compared to a loss of $51,000 for the same period of the prior year. Loss from discontinued operations, net of tax, for the twelve months ended December 31, 2021, was $45,000 compared to a loss of $84,000 for the same period of the prior year.

Net loss attributable to Regional Health Properties, Inc.’s common stockholders (excluding undeclared preferred dividends) in the fourth quarter of 2021 was $661,000 compared with $1,013,000 for the fourth quarter of 2020. Net loss attributable to Regional Health Properties, Inc.’s common stockholders (excluding undeclared preferred dividends) in the twelve months ended 2021 was $1.2 million compared with $0.7 million for the twelve months ended December 31, 2020.

Cash at December 31, 2021, totaled $6.8 million compared with $4.2 million at December 31, 2020. The increase in cash is primarily due to approximately $3.4 million of lease termination cash collected, $1.5 million Medicaid overpayment, and approximately $1.4 million in variable rent collections and $0.2 million of other net receipts partially offset by approximately $1.0 million paid for past due bed taxes related to the Wellington Transition and $2.9 million debt payments. Restricted cash at December 31, 2021, totaled $3.1 million compared to $3.3 million at December 31, 2020. Total debt outstanding amounted to $52.9 million at December 30, 2021, and $54.4 million at December 31, 2020 (net of $1.3 million and $1.4 million of deferred financing costs at December 31, 2021 and December 31, 2020, respectively).

About Regional Health Properties

Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHE-PA) is the successor to AdCare Health Systems, Inc., and is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term healthcare through facility lease and sub-lease transactions.

The Company currently owns, leases, manages for third parties, and operates, 24 facilities. The Company: (i) leased 10 skilled nursing facilities (“SNF’s”) (which the Company owns); (ii) subleased eight SNFs (which the Company leases) to third-party tenants; (iii) operated one SNF, as of January 1, 2021, previously subleased (which the Company leases); (iv) leased two assisted living facilities (which the Company owns) to third-party tenants; and (v) managed, on behalf of third-party owners, two SNF’s and one independent living facility. For more information, visit www.regionalhealthproperties.com.

Important Cautions Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “intends,” “believes,” “anticipates,” “plans,” “likely,” “will,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Statements in this press release regarding the terms and timing of the Exchange Offer are forward-looking statements.

Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those projected or contemplated by our forward-looking statements due to various factors, including, among others: our dependence on the operating success of our operators; the significant amount of, and our ability to service, our indebtedness; covenants in our debt agreements that may restrict our ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms; the availability and cost of capital; our ability to raise capital through equity and debt financings or through the sale of assets; the effect of increasing healthcare regulation and enforcement on our operators and the dependence of our operators on reimbursement from governmental and other third-party payors; the relatively illiquid nature of real estate investments; the impact of litigation and rising insurance costs on the business of our operators; the impact on us of litigation relating to our prior operation of our healthcare properties; the effect of our operators declaring bankruptcy, becoming insolvent or failing to pay rent as due; the ability of any of our operators in bankruptcy to reject unexpired lease obligations and to impede our ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations; our ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; the impact of COVID-19 on our business and the business of our operators, including without limitation, the extent and duration of the COVID-19 pandemic, increased costs experienced by our operators in connection therewith, and the extent to which government support may be available to our operators to offset such costs and the conditions related thereto; and other factors discussed from time to time in our news releases, public statements and documents filed by us with the SEC from time to time, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto or any other change in events, conditions, or circumstances on which any such statement is based, except to the extent otherwise required by applicable law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Exchange Offer and Where to Find It

In connection with the proposed transaction, RHE filed with the SEC a registration statement on Form S-4 on June 1, 2021 (as amended on July 2, 2021, February 11, 2022, and February 22, 2022) that includes a proxy statement and that also constitutes a prospectus. The registration statement was declared effective by the SEC on February 25, 2022, at 9:00 a.m., Eastern Time. RHE filed the definitive proxy statement/prospectus in connection with the proposed transaction with the SEC. RHE commenced mailing the definitive proxy statement/prospectus to shareholders on or about February 28, 2022. RHE also filed with the SEC a joint statement on Schedule TO/13E-3 (the “Schedule TO/13E-3”) for the proposed transaction. RHE intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO/13E-3, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RHE AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, the Schedule TO/13E-3 and the definitive proxy statement/prospectus and all other documents containing important information about RHE and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus, through the website maintained by the SEC at www.sec.gov. The proxy statement/prospectus included in the registration statement and additional copies of the proxy statement/prospectus will be available for free from RHE.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2021 Annual Meeting of Shareholders, which was filed with the SEC on October 22, 2021, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 22, 2022. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.

Company Contacts	Investor Relations
Benjamin A. Waites	Brett Maas
Chief Financial Officer and Vice President	Managing Partner
Regional Health Properties, Inc.	Hayden IR
Tel (678) 368-4393	Tel (646) 536-7331
ben.waites@regionalhealthproperties.com	brett@haydenir.com

REGIONAL HEALTH PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in 000’s)

	December 31, 2021	December 31, 2020

ASSETS
Property and equipment, net	$50,127	$52,533
Cash	6,792	4,186
Restricted cash	3,056	3,306
Accounts receivable, net of allowance of $177 and $1,381	2,145	2,100
Prepaid expenses and other	460	328
Notes receivable	362	444
Intangible assets - bed licenses	2,471	2,471
Intangible assets - lease rights, net	134	158
Right-of-use operating lease assets	29,909	33,740
Goodwill	1,585	1,585
Lease deposits and other deposits	398	514
Straight-line rent receivable	8,257	6,660
Total assets	$105,696	$108,025
LIABILITIES AND EQUITY
Senior debt, net	$46,043	$47,275
Bonds, net	6,239	6,342
Other debt, net	594	822
Accounts payable	3,749	3,008
Accrued expenses	4,987	2,225
Operating lease obligation	32,059	35,884
Other liabilities	1,629	1,365
Total liabilities	95,300	96,921
Commitments and contingencies
Stockholders’ equity:
Common stock and additional paid-in capital, no par value; 55,000 shares authorized; 1,775 and 1,688 shares issued and outstanding at December 31, 2021 and 2020	62,515	62,041
Preferred stock, no par value; 5,000 shares authorized; 2,812 shares issued and outstanding, redemption amount $70,288 at December 31, 2021 and 2020	62,423	62,423
Accumulated deficit	(114,542)	(113,360)
Total stockholders’ equity	10,396	11,104
Total liabilities and stockholders’ equity	$105,696	$108,025

REGIONAL HEALTH PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in 000’s, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Revenues:
Patient care revenues	$2,041	$—	$9,485	$—
Rental revenues	4,113	3,427	16,093	16,325
Management fees	278	269	1,021	1,001
Other revenues	7	29	91	253
Total revenues	6,439	3,725	26,690	17,579
Expenses:
Patient care expense	2,332	—	9,243	—
Facility rent expense	1,545	1,639	6,464	6,558
Cost of management fees	204	189	672	675
Depreciation and amortization	638	655	2,591	2,894
General and administrative expense	951	1,039	3,904	3,373
Provision for doubtful accounts	179	272	256	925
Other operating expenses	303	230	982	860
Total expenses	6,152	4,024	24,112	15,285
Income from operations	287	(299)	2,578	2,294
Other expense (income):
Interest expense, net	647	686	2,669	2,777
Gain on extinguishment of debt	—	—	(146)	—
Other expense	353	(23)	1,192	121
Total other expense, net	1,000	663	3,715	2,898
Loss from continuing operations before income taxes	(713)	(962)	(1,137)	(604)
Loss from continuing operations	(713)	(962)	(1,137)	(604)
Gain (loss) from discontinued operations, net of tax	52	(51)	(45)	(84)
Net Loss	(661)	(1,013)	(1,182)	(688)
Net loss attributable to Regional Health Properties, Inc.	(661)	(1,013)	(1,182)	(688)
Preferred stock dividends - undeclared	(2,249)	(2,249)	(8,997)	(8,997)
Net Loss attributable to Regional Health Properties, Inc. common stockholders	$(2,910)	$(3,262)	$(10,179)	$(9,685)
Net loss per share of common stock attributable to Regional Health Properties, Inc.
Basic and diluted:
Continuing operations	$(1.69)	$(1.90)	$(5.84)	$(5.69)
Discontinued operations	0.03	(0.03)	(0.03)	(0.05)
	$(1.66)	$(1.93)	$(5.87)	$(5.74)
Weighted average shares of common stock outstanding:
Basic and diluted	1,775	1,688	1,734	1,688

REGIONAL HEALTH PROPERTIES, INC. AND SUBSIDIARIES

SUPPLEMENTAL OPERATING METRICS (1)

	Twelve Months Ended
Portfolio Operating Metrics (1)	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Occupancy %	67.3%	68.6%	67.7%	66.7%	65.1%
Quality Mix (2)	28.4%	29.6%	29.3%	28.8%	27.6%
Rent Coverage Before Management Fees (3)	1.77	1.65	1.71	1.71	1.69
Rent Coverage After Management Fees (3)	1.28	1.17	1.22	1.23	1.20

(1) Excludes three managed facilities in Ohio.

(2) Quality Mix refers to all payor types less Medicaid.

(3) EBITDAR coverage and EBITDARM coverage include information provided by our tenants.
The Company has not independently verified this information but have no reason to believe such information to be inaccurate in any material respect.